Exhibit 1.1

The Offer expires at 17:40 hours CET on 18 October 2011

OFFER MEMORANDUM
dated 19 September 2011

PUBLIC CASH OFFER

by

UNILEVER N.V.

for all its issued and outstanding:

•	6% cumulative preference shares (nominal value of EUR 428.57 each);
•	sub shares of 6% cumulative preference shares (representing a nominal value of EUR 42.86 each);
•	7% cumulative preference shares (nominal value EUR 428.57 each);
•	sub shares of 7% cumulative preference shares (representing a nominal value of EUR 42.86 each); and for all outstanding
•	depositary receipts for its 7% cumulative preference sub shares (representing a nominal value of EUR 42.86 each) issued by the Trust Office.

This Offer relates to Unilever N.V. only. Unilever PLC is not a party to or involved in this Offer.
Pursuant to section 56a of the Dutch Exemption Regulation of the Financial Markets Supervision Act (Vrijstellingsregeling Wft), the Offeror is exempt from the requirement to make the offer through a pre-approved offer document which is compliant with the requirements set out in the Decree on Public Offers (Besluit openbare biedingen Wft). Neither the Netherlands Authority for the Financial Markets (Stichting Autoriteit Financiële Markten), nor any other regulatory authority in any jurisdiction has approved the Offer or this Offer Memorandum.

Weena 455, PO Box 760, 3000 DK Rotterdam, the Netherlands

Michael Treschow                                                                        Rotterdam, 19 September 2011
Chairman

Dear preference shareholder of Unilever N.V.,

It is with great pleasure that I present to you Unilever N.V.’s offer memorandum setting forth the terms and conditions of Unilever N.V.’s public offer for its 6% preference shares, 7% preference shares and the depositary receipts for the 7% preference shares.

This follows the announcement made on 10 May 2011 that Unilever N.V. reached agreement with Aegon for the re-purchase of all its 6% and 7% cumulative preference shares and sub-shares and the depositary receipts for sub-shares of 7% cumulative preference shares in Unilever N.V., in a transaction valued at EUR 28.5 million.

The Board of Directors of Unilever N.V. views this agreement and the subsequent public offer as the latest in a series of steps to promote good corporate governance in the business. It has the aim of strengthening the link between economic interests and voting rights for shareholders  of Unilever N.V.  It follows the cancellation of the 4% cumulative preference shares that took place in 2010.

The Board has discussed and reached a clear conclusion on the desirability of Unilever N.V. making this offer, and on the adequacy of the offer, on the terms and subject to the conditions and restrictions as set forth in this offer memorandum. The offer is the result of the Board’s analyses and consultation, and is a balanced judgement reflecting the interests of Unilever N.V.  and all its stakeholders.

In particular the Board believes that the offer:

•  provides attractive liquidity to preference shareholders and the opportunity to exit at a premium;
•  is fairly valued, reflecting both the reasonable economic interests of preference shareholders and ordinary shareholders of Unilever N.V.; and
•  will not affect the operations, employees, policy or strategy of Unilever N.V. or the Unilever Group.

The Board encourages any preference shareholder including the holders of depositary receipts thereof to decide for him or herself whether to tender any preference shares or depositary receipts. The Board or Unilever N.V. have not authorised any person to make any recommendation regarding the offer. Preference shareholders, including holders of depositary receipts thereof, are encouraged to carefully evaluate all information in the offer memorandum and seek independent advice where appropriate in order to come to a balanced judgement with respect to the offer and the offer memorandum.

Yours faithfully,

Michael Treschohow

Contents

1	Summary of the offer and timetable	4
1.1	The Offer	4
1.2	Indicative timetable	4
2	Important information	5
2.1	Restrictions	5
2.2	Other important information	5
3	Invitation to the Preference Shareholders	7
3.1	The Offer	7
3.2	Offer Price	7
3.3	Dividends on Preference Shares	7
3.4	Acceptance Period	7
3.5	Acceptance of the Offer	7
3.6	Representations and warranties by tendering Preference Shareholders	8
3.7	No withdrawal rights	8
3.8	Offer Conditions	8
3.9	Declaring the Offer unconditional (gestanddoening)	8
3.10	Settlement of the Offer	8
3.11	Commission	9
3.12	Reservations	9
4	Explanation of and background to the Offer	10
4.1	Rationale for the Offer	10
4.2	Historical Preference Share prices	10
4.3	Consequences of the Offer	11
4.4	Financing of the Offer	11
5	Certain information regarding Unilever N.V.	12
5.1	General information regarding Unilever N.V.	12
5.2	Authorised and issued Share capital	12
5.3	Issued Share capital	12
5.4	Major Preference Shareholders Unilever N.V.	13
5.5	Irrevocable undertaking Aegon Custody B.V.	13
5.6	Preference Shares held by Unilever N.V., the members of the Board, and affiliated and related persons	13
6	Dutch withholding tax aspects of the Offer	14
7	Definitions	15
8	Dutch Language Summary	17
8.1	Belangrijke informatie	17
8.2	Uitnodiging aan de Preferente Aandeelhouders	17
8.3	Dividend op Preferente Aandelen	17
8.4	Voorlopige agenda	18
8.5	Aanvaarding van het Bod	18
8.6	Overige voorwaarden	18
8.7	Gevolgen van het Bod	19

1 SUMMARY OF THE OFFER AND TIMETABLE

Capitalised terms used in this Offer Memorandum have the meaning as set out in Section 7 of this Offer Memorandum (Definitions) or elsewhere in this Offer Memorandum. A reference to “including” means “including without limitation”.

This summary is qualified in its entirety by, and should be read in conjunction with the more detailed information appearing elsewhere in this Offer Memorandum.

1.1 The Offer

On the terms and subject to the conditions and restrictions contained in this Offer Memorandum, Unilever N.V. is making the Offer to all holders of all outstanding Preference Shares against payment of the Offer Price:

Type of share	Offer Price for each Preference Share
6% Preference Shares	EUR 806.00 (eight hundred and six euro)
6% Preference Sub Shares	EUR 80.60 (eighty euro and 60 cents)
7% Preference Shares	EUR 940 (nine hundred and forty euro)
7% Preference Sub Shares	EUR 94 (ninety-four euro)
7% Depositary Receipts	EUR 94 (ninety-four euro)

The Offer is made subject to the conditions set forth in Section 3.8 (Offer Conditions).

1.2 Indicative timetable

Expected Date and Time	Event
Monday 19 September 2011	Press release announcing the availability of the Offer Memorandum and the commencement of the Offer.
Monday 19 September 2011	Publication of an advertisement announcing the availability of the Offer Memorandum and the commencement of the Offer.
9:00 hours CET Tuesday 20 September 2011	Commencement of the Acceptance Period.
3 October 2011	Dividend payment date (ex-dividend date is 12 September 2011 and dividend record date is 14 September 2011).
17:40 hours CET Tuesday 18 October 2011	Acceptance Closing Date There will not be a post-acceptance period (na-aanmeldingstermijn).
Not later than on the third (3rd) Business Day following the Acceptance Closing Date and currently expected to be Thursday 20 October 2011	Unconditional Date The date on which the Offeror shall publicly announce whether it declares the Offer unconditional (gestand doet).
Not later than on the fifth (5th) Business Day following the Unconditional Date, currently expected to be Monday 24 October 2011
Settlement Date
The date on which, in accordance with the terms of and conditions and restrictions to the Offer, the Offeror shall pay the Offer Price to the Preference Shareholders against delivery (levering) of each Preference Share validly tendered (or defectively tendered provided that such defect has been waived by the Offeror) under the Offer on or prior to the Acceptance Closing Date.

2 IMPORTANT INFORMATION

This Offer Memorandum contains important information. Preference Shareholders are advised to review and evaluate all information in this Offer Memorandum (including all documents incorporated by reference herein) thoroughly, and to seek independent advice where appropriate in order to come to a balanced judgement with respect to the Offer and this Offer Memorandum.

2.1 Restrictions
The Offer is being made subject to the statements, conditions and restrictions included in this Offer Memorandum. The Offeror reserves the right to accept any tender under the Offer, which is made by or on behalf of a Preference Shareholder, even if it has not been effected in the manner as set out in this Offer Memorandum.

The Offer is not being made, and the Preference Shares will not be accepted for purchase from any Preference Shareholder (or from any person acting on behalf of any Preference Shareholder), in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities or other laws or regulations of such jurisdiction or would require any registration, approval or filing with any regulatory authority. The Offeror will accept tenders of Preference Shares by any Preference Shareholders not residing in the Netherlands if these tenders comply with the acceptance procedure set out in this Offer Memorandum on the basis of the representations and warranties given by the Preference Shareholders pursuant to Section 3.6 (Representations and warranties by tendering Preference Shareholders).

Persons obtaining the Offer Memorandum are required to take due note of and observe any restrictions that may apply and obtain any necessary authorisations, approvals or consents. Neither the Offeror nor any of its affiliates or any of their respective directors, employees or advisers accepts any liability for any violation by any person of any restriction. The distribution of this Offer Memorandum in jurisdictions other than the Netherlands may be restricted by law. Persons into whose possession this Offer Memorandum comes should inform themselves about and observe such restrictions. Any failure to comply with any such restrictions may constitute a violation of the law of any such jurisdiction. Any person (including, without limitation, custodians, nominees and trustees) who would or otherwise intends to forward this Offer Memorandum or any related document to any jurisdiction outside the Netherlands should carefully read this Section 2.1 (Restrictions) before taking any action.

2.2 Other important information
Pursuant to section 56a of the Dutch Exemption Regulation of the Financial Markets Supervision Act (Vrijstellingsregeling Wft), the Offeror is exempt from (i) the requirement to make the offer through a pre-approved offer document which is compliant with the requirements set out in the Decree on Public Offers (Besluit openbare biedingen Wft), and (ii) the prohibition to acquire shares on conditions more favourable to shareholders than under the public offer (which has been declared unconditional) for the period of one year after an offer memorandum has been made generally available (the best price rule, section 5:79 FMSA). Neither the AFM nor any other regulatory authority in any jurisdiction has approved the Offer or this Offer Memorandum.

The Offeror is exclusively responsible for the accuracy and completeness of the information provided in this Offer Memorandum. The Offeror confirms that to the best of its knowledge and belief, having taken all reasonable care to ensure that such is the case, as of the date hereof the information contained in this Offer Memorandum is in accordance with the facts and contains no omission likely to affect its import. Certain financial and statistical information and other figures contained in this Offer Memorandum may be rounded up or down and should therefore not be regarded as exact.

The information included in this Offer Memorandum reflects the situation as at the date of this Offer Memorandum, unless specified otherwise. Neither the publication nor the distribution of this Offer Memorandum shall under any circumstances imply that the information contained herein is accurate and complete as of any time subsequent to the date of this Offer Memorandum or that there has been no change in the information set out in this Offer Memorandum or in the affairs of the Offeror and/or its subsidiaries and/or its affiliates since the date of this Offer Memorandum.

No person, other than the Offeror, is authorised to provide any information or to make any statements on behalf of the Offeror in connection with this Offer or any information contained in this Offer Memorandum. If any such information or statement is provided or made by parties other than the Offeror, such information or statements should not be relied upon as having been provided by or made by or on behalf of the Offeror. Any information or representation not contained in this Offer Memorandum must not be relied upon as having been provided by or made by or on behalf of the Offeror, unless explicitly stated otherwise by the Offeror.

The Offer, this Offer Memorandum, and any tender, purchase or delivery (levering) of Preference Shares pursuant to the Offer will be governed by and construed in accordance with the laws of the Netherlands. The District Court of Amsterdam (Rechtbank Amsterdam) and its appellate courts shall have exclusive jurisdiction to settle any disputes which might arise out of or in connection with the Offer, this Offer Memorandum and any tender, purchase or delivery of Preference Shares pursuant to the Offer. Accordingly, any legal action or proceedings arising out of or in connection with the Offer Memorandum, the Offer and any tender, purchase, acceptance or delivery (levering) of Preference Shares must be brought exclusively before such courts.

Public announcements in connection with the Offer will be made by press release.

Forward-looking statements
This Offer Memorandum may contain forward-looking statements, including ‘forward-looking statements’ within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as ‘expects’, ‘anticipates’, ‘intends’, ‘believes’ or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Unilever Group. They are not historical facts, nor are they guarantees of future performance.

Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements, including, among others, competitive pricing and activities, economic slowdown, industry consolidation, access to credit markets, recruitment levels, reputational risks, commodity prices, continued availability of raw materials, prioritisation of projects, consumption levels, costs, the ability to maintain and manage key customer relationships and supply chain sources, consumer demands, currency values, interest rates, the ability to integrate acquisitions and complete planned divestitures, the ability to complete planned restructuring activities, physical risks, environmental risks, the ability to manage regulatory, tax and legal matters and resolve pending matters within current estimates, legislative, fiscal and regulatory developments, political, economic and social conditions in the geographic markets where the Unilever Group operates and new or changed priorities of the Boards of Unilever N.V. and Unilever PLC. Further details of potential risks and uncertainties affecting the Unilever Group are described in the Group’s filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including the Unilever Group’s Annual Report on Form 20-F for the year ended 31 December 2010. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, the Unilever Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Unilever Group’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Documentation incorporated by reference
•  Annual Report & Accounts 2010                   - available on: www.unilever.com
•  2011 Second quarter and half-year results    - available on: www.unilever.com
•  Articles of association of Unilever N.V.        - available on: www.unilever.com

Availability of documentation
Digital copies of this Offer Memorandum are available on Unilever N.V.’s website (www.unilever.com). Unilever N.V.’s website is not part of, and is not incorporated by reference into, this Offer Memorandum. Printed copies of this Offer Memorandum are available free of charge at the head office of Unilever N.V. in Rotterdam in the Netherlands, at the office of the Principal Tender Agent and at the office of the Administrative Tender Agent.

Principal Tender Agent and Administrative Tender Agent
RBS has been appointed as Principal Tender Agent in the context of the Offer. ANT has been appointed as Administrative Tender Agent.

The Offeror
Visiting address: Unilever N.V., Weena 455, 3013 AL Rotterdam, the Netherlands. Mail address: Unilever N.V., P.O. Box 760, 3000 DK Rotterdam, the Netherlands. Other contact details: Investor Relations Team, phone number: +44 20 7822 6830, email: investor.relations@unilever.com

The Principal Tender Agent
Visiting address: The Royal Bank of Scotland N.V., Equity Capital Markets / Corporate Actions (IPC 18.A.80), Gustav Mahlerlaan 350, 1082 ME Amsterdam, the Netherlands. Mail address: P.O. Box 12925 (18.A.80), 1100 AX Amsterdam, the Netherlands. Other contact details: Richard van Etten and Jerry Chiu, phone number: +31 20 464 3707, email: corporate.actions@rbs.com.

The Administrative Tender Agent
Visiting address: ANT Trust & Corporate Services N.V., Claude Debussylaan 24, 1082 MD Amsterdam, the Netherlands. Mail address: P.O. Box 11063, 1001 GB Amsterdam, the Netherlands. Other contact details: Douglas Tessers, phone number: +31 20 522 2510, email: registers@ant-trust.nl.

Legal and tax adviser to the Offeror
De Brauw Blackstone Westbroek N.V. is acting as Dutch legal and Dutch tax adviser to the Offeror.

3 INVITATION TO THE PREFERENCE SHAREHOLDERS

3.1 The Offer
Unilever N.V. hereby makes a public cash offer for all Preference Shares. Each Preference Shareholder is invited to tender its Preference Shares under the Offer in the manner and on the terms of and subject to the conditions and restrictions set out in this Offer Memorandum.

With due observance of and without prejudice to the restrictions recorded in Section 2.1 (Restrictions), the Offer applies to the Preference Shares and is made to all Preference Shareholders on an equal basis within each Class of Preference Shares.

3.2 Offer Price
For each Class of Preference Shares tendered on the terms and subject to the conditions and restrictions of the Offer, Unilever N.V. offers an Offer Price in cash, excluding the regular interim dividend on the Preference Shares for the entire financial year 2011.

The Offer Price of each Class of Preference Shares is set out in the following table:

Type of share	Offer Price for each Preference Share
6% Preference Shares	EUR 806.00 (eight hundred and six euro)
6% Preference Sub Shares	EUR 80.60 (eighty euro and 60 cents)
7% Preference Shares	EUR 940.00 (nine hundred and forty euro)
7% Preference Sub Shares	EUR 94.00 (ninety-four euro)
7% Depositary Receipts	EUR 94.00 (ninety-four euro)

3.3 Dividends on Preference Shares
The Offeror intends to distribute the regular interim dividend on the Preference Shares for the entire financial year 2011, on 3 October 2011.

Type of share	Dividend to be paid on each Preference Share
6% Preference Shares	EUR 27.23 (twenty-seven euro and 23 cents)
6% Preference Sub Shares	EUR 2.723 (two euro and 72.3 cents)
7% Preference Shares	EUR 31.76 (thirty-one euro and 76 cents)
7% Preference Sub Shares	EUR 3.176 (three euro and 17.6 cents)
7% Depositary Receipts	EUR 3.176 (three euro and 17.6 cents)

3.4 Acceptance Period
The Acceptance Period commences at 9:00 hours CET on Tuesday 20 September 2011 and ends on Tuesday 18 October 2011 at 17:40 hours CET. There will not be a post-acceptance period (na-aanmeldingstermijn).

3.5 Acceptance of the Offer
The method of acceptance of the Offer by Preference Shareholders depends on the form of the Preference Shares held by the respective Preference Shareholder. The three methods for acceptance are set out in Sections 3.5.1, 3.5.2 and 3.5.3.

3.5.1 Preference Shares held through a securities account with a bank or broker
Holders of Preference Shares which are held through a securities account with a financial institution and thus directly or indirectly through an Admitted Institution are requested to make their acceptance known via their bank or stockbroker no later than 17.40 hours CET on Tuesday 18 October 2011. The relevant bank or stockbroker may set an earlier deadline to holders of Preference Shares in order to permit the bank or stockbroker to communicate their acceptance to the Principal Tender Agent in a timely manner.

Admitted Institutions may offer Preference Shares for acceptance only to the Principal Tender Agent and only in writing. At the moment of tendering these Preference Shares for acceptance, the Admitted Institutions are required to declare that (i) they hold the offered Preference Shares in their collective deposit (verzameldepot), (ii) each Preference Shareholder who accepts the Offer irrevocably represents and warrants that the Preference Shares offered by it are being offered in compliance with the representations and warranties as set out in Section 3.6 (Representations and warranties by tendering Preference Shareholders) and (iii) they undertake to transfer these Preference Shares to the Offeror on the Settlement Date, provided the Offer has been declared unconditional (gestand is gedaan).

3.5.2 Preference Shares registered directly in the Shareholders Register
Holders whose Preference Shares are registered directly in the Shareholders Register who wish to accept the Offer, must deliver a duly completed and signed Acceptance Form to the Administrative Tender Agent. The Acceptance Form serves as a deed of transfer (akte van levering). The Acceptance Forms must have been received by the Administrative Tender Agent not later than 17.40 hours CET on Tuesday 18 October 2011. Acceptance Forms are available upon request from the Administrative Tender Agent.

3.5.3 Preference Shares held in the form of individualised bearer shares (toonderstukken)
Holders of Preference Shares in the form of individualised bearer shares (toonderstukken) who wish to accept the Offer must deliver these to the Administrative Tender Agent by registered mail, by hand, by courier or in person, together with a duly completed and signed Submission Form. In accordance with the terms and conditions of the Offer, the individualised bearer shares must have been received by the Administrative Tender Agent not later than 17.40 hours CET on Tuesday 18 October 2011. Submission Forms are available upon request from the Administrative Tender Agent.

3.6 Representations and warranties by tendering Preference Shareholders
Each Preference Shareholder tendering Preference Shares, by tendering, represents and warrants to the Offeror, as from the date that such Preference Shares are tendered up to and including the Settlement Date, that:

(a)	the tendering of its Preference Shares constitutes an acceptance by the Preference Shareholder of the Offer, on the terms and subject to the conditions and restrictions of the Offer;
(b)
it has full power and authority to tender, sell and deliver (leveren), and has not entered into any other agreement to tender, sell or deliver (leveren) the Preference Shares stated to have been tendered to any party other than the Offeror  (together with all rights attaching thereto) and, when such Preference Shares are purchased by the Offeror for cash, the Offeror will acquire such Preference Shares, with full title guarantee and free and clear of all third-party rights and restrictions of any kind; and

(c)	such Preference Shares are being tendered in compliance with the restrictions as set out in Section 2.1 (Restrictions) and all applicable securities and other laws and regulations.

3.7 No withdrawal rights
The tendering of Preference Shares under the Offer is irrevocable. Preference Shares tendered on or prior to the Acceptance Closing Date may not be withdrawn.

3.8 Offer Conditions
Unilever N.V. shall declare the Offer unconditional (gestand gedaan) not later than on the third (3rd) Business Day following the Acceptance Closing Date if the following conditions precedent have been fulfilled or, to the extent permitted by applicable law, waived by it:

(a)
on or prior to the Acceptance Closing Date no investigation, action or proceedings shall have been commenced and no order, stay, judgment or decree has been issued by any court, arbitral tribunal, government, governmental authority or other regulatory or administrative authority and is continuing, nor any statute, rule, regulation, governmental order or injunction has been proposed, enacted, enforced or deemed applicable to the Offer, if this would restrain, prohibit or delay or be reasonably likely to restrain, prohibit or delay consummation of the Offer in any material respect;

(b)
on or prior to the Acceptance Closing Date, the AFM has not issued a binding instruction (aanwijzing) within the meaning of section 5:80 paragraph 2 FMSA, pursuant to which the related securities institutions (betrokken beleggingsondernemingen) would not be permitted to cooperate with the execution and completion of the Offer; and

(c)	Euronext Amsterdam has not suspended trading in Preference Shares.

Unilever N.V. reserves the right to waive certain Offer Conditions to the extent permitted by applicable law. If Unilever N.V. wishes to waive one or more Offer Conditions, it will inform Preference Shareholders that it waives such Offer Conditions, by way of a public announcement. For the avoidance of doubt it is noted that the Offer Conditions are solely for the benefit of Unilever N.V.

3.9 Declaring the Offer unconditional (gestanddoening)
No later than on the third (3rd) Business Day following the Acceptance Closing Date (this date is the Unconditional Date), the Offeror will determine whether the Offer Conditions have been fulfilled or are to be waived. In addition, the Offeror will announce on the Unconditional Date, whether it (i) declares the Offer unconditional or (ii) terminates the Offer as a result of the Offer Conditions not having been fulfilled or waived by the Offeror.

For the avoidance of doubt, the Offer is not conditional upon a minimum number of Preference Shares being tendered.

3.10 Settlement of the Offer
In the event the Offeror announces that the Offer is declared unconditional (gestand wordt gedaan), the Preference Shareholders who have tendered their Preference Shares for acceptance pursuant to the Offer prior to or on the Acceptance Closing Date will receive on the Settlement Date, being not later than on the fifth (5th) Business Day following the Unconditional Date, the Offer Price in respect of each Preference Share validly tendered and delivered (geleverd), at which point, dissolution or annulment of a Preference Shareholder’s tender or delivery (levering) shall not be permitted.

3.11 Commission
No costs will be charged to Preference Shareholders by the Offeror for the delivery and payment of Preference Shares. Admitted Institutions will receive from the Offeror (via the Principal Tender Agent) a commission in the amount of (i) EUR 0.1008 in respect of each 6% Preference Sub Share, (ii) EUR 1.1750 in respect of each 7% Preference Share and (iii) EUR 0.1175 in respect of each 7% Depository Receipt, validly tendered (or defectively tendered, provided that such defect has been waived by the Offeror) and delivered (geleverd), up to a maximum of EUR 1,000  per tendering Preference Shareholder. The commission must be claimed by the Admitted Institutions from the Offeror through the Principal Tender Agent on the Settlement Date. Upon the moment of claiming the commission, the Admitted Institutions will need to declare that they have executed the tender on behalf of the respective holders of Preference Shares wishing to tender on a cost free basis.

The Offeror cannot rule out that Admitted Institutions (or custodians, banks or stockbrokers) will charge costs to Preference Shareholders.  Costs may also be charged if a non-Dutch institution is involved in the delivery and payment of Preference Shares.

3.12 Reservations
The Offeror reserves the right to accept any tender of Preference Shares under the Offer, which is made by or on behalf of a Preference Shareholder, even if it has not been effectuated in such manner as set out in this Offer Memorandum.

4 EXPLANATION OF AND BACKGROUND TO THE OFFER

4.1 Rationale for the Offer
Between 1927 and 1964 Unilever N.V. issued the 6% Preference Shares and the 7% Preference Shares. Due to the high nominal value of the Preference Shares, the economic value and the votes they represent are not in balance.  At the moment, the Preference Shares represent an economic interest of less than 0.5% in Unilever N.V. and nearly 30% of the voting rights in Unilever N.V. With the repurchase of the Preference Shares, Unilever N.V. intends to further improve its corporate governance and simplify its capital structure and to provide liquidity to the Preference Shareholders and the opportunity to exit at a premium. Unilever N.V. believes that a buy back of its Preference Shares will strengthen the link between economic interest and voting rights for Unilever N.V.’s Shareholders.

4.2 Historical Preference Share prices
This Section 4.2 contains historic prices and price developments of the Preference Shares. Information on price and price development is only provided for the Class of Preference Shares for which there has been a public market.

4.2.1 6% Preference Sub Share price development
The chart below shows the share price development of the 6% Preference Sub Shares on Euronext Amsterdam and in the period from 9 September 2008 through 8 September 2011, compared to the Offer Price for the 6% Preference Sub Shares.

4.2.2 7% Preference Share, 7% Preference Sub Share and 7% Depositary Receipt price development
The chart below shows the share price development of the 7% Preference Shares, the 7% Preference Sub Shares and the 7% Depositary Receipts on Euronext Amsterdam and in the period from 9 September 2008 through 8 September 2011, compared to the Offer Price for  the 7% Preference Shares, the 7% Preference Sub Shares and the 7% Depositary Receipts.

4.3 Consequences of the Offer
Preference Shareholders who do not tender any or tender only part of their Preference Shares under the Offer will continue to bear the inherent risks and enjoy the inherent benefits associated with holding the Preference Shares.

4.3.1 Future plans for the Preference Shares acquired in the Offer
With a view to cancellation of the Preference Shares in due course, Unilever N.V. intends to hold the Preference Shares it acquires under the Offer in treasury. Unilever N.V. undertakes not to re-issue any of the acquired Preference Shares to a third party outside the Unilever Group.

Pursuant to Dutch law, a resolution of the general meeting of Shareholders of the Offeror is required to reduce the issued share capital. In the event of the cancellation of any repurchased Preference Shares, Unilever N.V. will comply with all Dutch law requirements, the Unilever N.V. Articles of Association and all rules relating to the governance of Unilever N.V. Unilever N.V. intends to exchange the 7% Depositary Receipts it acquires pursuant to the Offer for the underlying 7% Preference Sub Shares.

4.3.2 Liquidity and delisting
The purchase of Preference Shares by the Offeror pursuant to the Offer may, among other things, reduce the number of Preference Shareholders and the number of Preference Shares that might otherwise be traded publicly and could adversely affect the liquidity of the remaining Preference Shares not tendered and not held by the Offeror.

Should the Offer be declared unconditional (gestand wordt gedaan), the Offeror may consider termination of the listing of the Preference Shares on Euronext Amsterdam. This would further adversely affect the liquidity of any of the Classes of Preference Shares not tendered. As a policy rule, in the case of a public offer, Euronext Amsterdam does not permit delisting until at least 95% of the respective class of shares is held by a single entity or by a group controlled by a single entity.

4.3.3 Reservation of rights to obtain 100% of the Preference Shares
The Offeror reserves the right to use any legally permitted method available to it or any other member of the Unilever Group, including Unilever PLC, for it or any member of the Unilever Group to obtain ownership of 100% of the Preference Shares. Unilever N.V. or any other member of the Unilever Group may decide to acquire any Preference Shares not tendered under the Offer in the future on terms and subject to conditions that are different from the terms and conditions of the Offer, including a higher or lower purchase price and against payment in cash or otherwise.

4.4 Financing of the Offer
The Offeror will finance the Offer through the Unilever Group financial resources currently available to Unilever N.V., which include amongst others cash.

5 CERTAIN INFORMATION REGARDING UNILEVER N.V.

5.1 General information regarding Unilever N.V.
Unilever N.V. is one of the two parent companies of the Unilever Group. Unilever PLC is the other parent company. As a result of a series of agreements between Unilever N.V. and Unilever PLC, together with special provisions in the Unilever N.V. Articles of Association and the articles of association of Unilever PLC, together with their respective group companies, Unilever N.V. and Unilever PLC operate effectively as a single economic entity.

The respective Boards of Unilever N.V. and Unilever PLC have the same Directors, adopt the same accounting principles, and pay dividends to their respective Shareholders on an equalised basis. Unilever N.V. and Unilever PLC and their group companies constitute a single reporting entity for the purposes of presenting consolidated accounts. Accordingly, the accounts of the Unilever Group are presented by both Unilever N.V. and Unilever PLC as their respective consolidated accounts.

5.2 Authorised and issued Share capital

5.2.1 Authorised Share capital
The authorised share capital of Unilever N.V. is EUR 598,885,318 (five hundred ninety-eight million eight hundred eighty five thousand and three hundred eighteen euro) and is divided as follows:

Type of share	Number of shares	Nominal value	Total amount
Ordinary Shares	3,000,000,000	EUR 0.16	EUR 480,000,000
Special Ordinary Shares	2,400	EUR 428.57	EUR 1,028,568
6% Preference Shares	200,000	EUR 428.57	EUR 85,714,000
7% Preference Shares	75,000	EUR 428.57	EUR 32,142,750

The Board may split Shares into sub shares. Sub shares of the same class, together representing the nominal amount of a Share of that class, may be combined into one Share by the Board at the request of the holder of such sub shares.

5.3 Issued Share capital
At 19 August 2011, the following Shares had been issued and paid up:

Type of share	Issued and paid up	Depositary receipts	Listing information
Ordinary Shares	1,714,727,7001	1,253,640,968
Euronext Amsterdam:
• ISIN NL0000388619 (Ordinary Shares) and
• ISIN NL0000009355 (Depositary Receipts for Ordinary Shares)

New York Stock Exchange:
• CUSIP 904784709 (Ordinary Shares as
   New York registry shares)2

Special Ordinary Shares	2,4003	–	Not listed
6% Preference Sub Shares	1,610,600	–	Euronext Amsterdam: • ISIN Code NL0000388742
7% Preference Shares	302	–	Euronext Amsterdam: • ISIN Code NL0000388726
7% Preference Sub Shares	286,980	97,762	Euronext Amsterdam: • ISIN Code NL0000388684 (7% Depositary Receipts)

1 Unilever N.V. holds 166,175,788 Ordinary Shares in treasury. These Ordinary Shares are not voted on.
2 The Ordinary Shares, the Depositary Receipts for Ordinary Shares and the New York registry shares are exchangeable on a 1:1 ratio.
3 The joint holders of the Special Ordinary Shares are N.V. Elma and United Holdings Limited, which are joint subsidiaries of Unilever N.V. and Unilever PLC.  N.V. Elma and United Holdings Limited have waived their rights to dividends on their Special Ordinary Shares in Unilever N.V. and are not permitted to vote at the general meeting of Shareholders.

5.4 Major Preference Shareholders Unilever N.V.
The table below sets out the shareholdings of Preference Shareholders (excluding shareholdings of a member of the Unilever Group or of the Trust Office, see Section 5.3).

Detailed below are the interests in Preference Shares provided to Unilever N.V. by ING Groep N.V., ASR Nederland N.V. and Aegon Custody B.V. in the course of 2011.

Major Preference Shareholder	ING Groep N.V.	Aegon Custody B.V.	ASR Nederland N.V.
6% Preference Sub Shares	740,880	295,400	460,000
7% Preference Shares	29	2	–
7% Sub Shares	188,780
7% Depositary Receipts	17,585	49,933	–

5.5 Irrevocable undertaking Aegon Custody B.V.
As announced by the Unilever Group by press release dated 10 May 2011, Unilever N.V. and Aegon Custody B.V. have executed an irrevocable undertaking pursuant to which Aegon Custody B.V. irrevocably agrees, subject to the terms and conditions of the irrevocable undertaking, to accept and to procure the irrevocable acceptance of the Offer, on the same terms and subject to the same conditions and restrictions as included in this Offer Memorandum, in respect of (i) the number of Preference Shares held by Aegon Custody B.V. and its affiliates at the moment of execution of the irrevocable undertaking and (ii) any Preference Shares acquired after the execution of the irrevocable undertaking but before the expiry of the Acceptance Period.

5.6 Preference Shares held by Unilever N.V., the members of the Board, and affiliated and related persons
At the date of this Offer Memorandum, the Offeror does not directly or indirectly through any Affiliated and Related Person hold any Preference Shares. None of the Affiliated and Related Persons (i) has traded any Preference Shares or (ii) has entered into any agreement that may give right to any of these shares in the future, since the date one year prior to the date of the Offer Memorandum. Preference Shareholders should consult their tax advisers with regard to the tax consequences of the Offer under Dutch tax law and otherwise.

6 DUTCH WITHHOLDING TAX ASPECTS OF THE OFFER

Preference Shareholders should consult their tax advisers with regard to the tax consequences of the Offer under Dutch law and otherwise.

A tendering Preference Shareholder will not be subject to Dutch dividend withholding tax with respect to the Offer Price paid by the Offeror.

A Preference Shareholder will be subject to Dutch dividend withholding tax at a rate of 15 percent with respect to the regular interim dividend on the Preference Shares for the entire financial year 2011 which the Offeror intends to distribute before Settlement of the Offer. Certain Preference Shareholders may be entitled to an exemption or reduction under Dutch tax law or a treaty for the avoidance of double taxation.

7 DEFINITIONS

Any reference in this Offer Memorandum to defined terms in plural form shall constitute a reference to such defined terms in singular form, and vice versa. All grammatical and other changes required by the use of a definition in singular form shall be deemed to have been made herein and the provisions hereof shall be applied as if such changes have been made.

Defined terms used in this Offer Memorandum have the following meaning:

Acceptance Closing Date	the time and date on which the Offer expires, being at 17:40 hours CET on Tuesday 18 October 2011
Acceptance Form
the form for Preference Shareholders whose Preference Shares are registered directly in their own name in the Shareholders Register, which form serves as a deed of transfer (akte van levering) with respect to the relevant Preference Shares

Acceptance Period
the period during which the Preference Shareholders can tender their Preference Shares under the Offer, which commences at 9:00 hours CET on Tuesday 20 September 2011 and ends on the Acceptance Closing Date

Administrative Tender Agent	ANT
Admitted Institutions	an admitted institution (aangesloten instelling) of Euronext Amsterdam
Affiliated and Related Person
any legal entity with which Unilever N.V. is affiliated in a group, any member of the Board or any of  their spouses (echtgenoten), registered partners (geregistreerde partners) or underage children (minderjarige kinderen) and any legal entity under the control of these (legal) persons(zeggenschap hebben in)

AFM	the Netherlands Authority for the Financial Markets (Stichting Autoriteit Financiële Markten)
ANT	ANT Trust & Corporate Services N.V.
Board	the one-tier Board of Directors of Unilever N.V
Business Day
a day, other than a generally acknowledged public holiday as described in Article 3 of the General Extension of Time Limits Act (Algemene termijnenwet) and the non-working days as set out in the Collective Agreements for the banking sector (collectieve arbeidsovereenkomst voor het bankbedrijf)

CET	Central European Time
Class of Preference Shares	each of the 6% Preference Shares, 6% Preference Sub Shares, 7% Preference Shares, 7% Preference Sub Shares and the 7% Depositary Receipts as a class, respectively
Depositary Receipts for Ordinary Shares	depositary receipts for Ordinary Shares, issued by the Trust Office
7% Depositary Receipts	depositary receipts for 7% Preference Sub Shares, issued by the Trust Office
Euronext Amsterdam	Euronext Amsterdam by NYSE Euronext
FMSA	the Netherlands Financial Markets Supervision Act (Wet op het financieel toezicht)
Offer	the offer for the Preference Shares as described in this Offer Memorandum
Offer Conditions	the conditions to the Offer as set out in Section 3.8 (Offer Conditions)
Offer Memorandum	this offer memorandum relating to the Offer
Offer Price
the offer price for each of the 6% Preference Shares, 6% Preference Sub Shares, 7% Preference Shares, 7% Preference Sub Shares and 7% Depositary Receipts as set out in Section 3.2 (Offer Price) collectively or individually as the context may require

Offeror	Unilever N.V.
Ordinary Shares	the ordinary shares issued by Unilever N.V. with a nominal value of EUR 0.16 each and the Depositary Receipts for Ordinary Shares
Preference Shareholder(s)	holder(s) of one or more Preference Share(s)
Preference Shares	the 6% Preference Shares, 6% Preference Sub Shares, 7% Preference Shares, 7% Preference Sub Shares and 7% Depositary Receipts
6% Preference Shares	the 6% cumulative preference shares of Unilever N.V. with a nominal value of EUR 428.57 each
6% Preference Sub Shares	the sub shares of the 6% Preference Shares issued by Unilever N.V. representing a nominal value of EUR 42.86
7% Preference Shares	the 7% cumulative preference shares issued by Unilever N.V. with a nominal value of EUR 428.57
7% Preference Sub Shares	the sub shares of the 7% Preference Shares issued by Unilever N.V. representing a nominal value of EUR 42.86
Principal Tender Agent	RBS
RBS	The Royal Bank of Scotland N.V.
Section	a section of this Offer Memorandum
Settlement	delivery of the Tendered Preference Shares against payment of the relevant Offer Price, after the Offer has been declared unconditional (gestand gedaan)

Settlement Date
the date on which, in accordance with the terms and subject to the conditions and restrictions of  the Offer, the Offeror shall pay the Offer Price to the Preference Shareholders for each Share validly tendered (or defectively tendered provided that such defect has been waived by the Offeror) and delivered (geleverd) under the Offer, being not later than on the fifth (5th) Business Day following the Unconditional Date, subject to the Offer being declared unconditional (gestanddoening)

Share(s)	any share in the issued capital of Unilever N.V.
Shareholder(s)	the holders of Shares
Shareholders Register	the register of Shareholders of Unilever N.V. as administered by ANT
Submission Form	the form for Preference Shareholders for Preference Shares held in the form of individualised bearer share certificates (aandeelbewijs aan toonder)
Special Ordinary Shares	ordinary shares in Unilever N.V. with a nominal value EUR 428.57 each
Tendered Preference Share	a Preference Share tendered pursuant to the Offer
Trust Office	Foundation Unilever N.V. Trust Office (Stichting Administratiekantoor Unilever N.V.)
Unconditional Date
the date on which the Offeror shall publicly announce whether the Offer is declared unconditional (gestand wordt gedaan), being not later than three (3) Business Days following the Acceptance Closing Date

Unilever N.V. Articles of Association	the articles of association (statuten) of Unilever N.V., as most recently amended on 9 August 2010
Unilever Group	Unilever N.V. and Unilever PLC and their subsidiaries
Unilever N.V.
Unilever N.V., a public company with limited liability (naamloze vennootschap), incorporated under the laws of the Netherlands, having its corporate seat (statutaire zetel) in Rotterdam, the Netherlands and having its registered office at Weena 455, 3013 AL Rotterdam, the Netherlands

Unilever PLC	Unilever PLC, a public limited company registered in England and Wales with its registered office in Port Sunlight, Wirral, Merseyside CH62 4ZD United Kingdom

8 DUTCH LANGUAGE SUMMARY

8.1 Belangrijke informatie
Dit hoofdstuk 8 bevat een Nederlandse samenvatting van het Biedingsbericht. De gedefinieerde termen in dit hoofdstuk 8 hebben de betekenis die daaraan wordt gegeven in paragraaf 8.8 (Nederlandstalige Definities) en paragraaf 7 (Definitions). Deze Nederlandse samenvatting maakt deel uit van het Biedingsbericht, maar vervangt dit niet. Deze Nederlandse samenvatting is niet volledig en bevat niet alle informatie die voor Preferente Aandeelhouders van belang is om zich een afgewogen oordeel te kunnen vormen over het Bod.

Het lezen van deze Nederlandse samenvatting mag daarom niet worden beschouwd als een alternatief voor het bestuderen van het Engelstalige deel van het Biedingsbericht. Preferente Aandeelhouders wordt geadviseerd het volledige Biedingsbericht zorgvuldig te bestuderen en zo nodig onafhankelijk advies in te winnen om zich een afgewogen oordeel te kunnen vormen over het Bod. Waar deze Nederlandse samenvatting verschilt van de Engelse tekst van het Biedingsbericht, is de Engelstalige versie (van het Biedingsbericht) leidend.

Het Biedingsbericht bevat belangrijke informatie die men zorgvuldig dient te lezen alvorens een besluit te nemen over het aanbieden van Preferente Aandelen onder het Bod. Zie hoofdstuk 2 (Important information) van het Biedingsbericht.

Op grond van artikel 56a van de Vrijstellingsregeling Wft is de Bieder uitgezonderd van (i) het vereiste van artikel 5:74 lid 1 Wft om het Bod uit te brengen door middel van een voorafgaand goedgekeurd biedingsbericht en (ii) het verbod van artikel 5:79 Wft dat indien de bieder zijn openbaar bod gestand heeft gedaan, het hem gedurende een periode van een jaar nadat het biedingsbericht algemeen verkrijgbaar is gesteld niet is toegestaan effecten van de soort waarop het openbaar bod betrekking had, direct of indirect, te verwerven tegen voor de rechthebbende van die effecten gunstiger voorwaarden dan volgens het openbaar bod. De AFM noch enig ander toezichthoudende autoriteit in enig rechtsgebied heeft het Bod of dit Biedingsbericht goedgekeurd.

Openbare mededelingen in verband met dit Bod zullen worden gedaan door middel van een persbericht.

Paragraaf 2.2 (Other important information) bevat belangrijke adresgegevens in verband met het Bod.

8.2 Uitnodiging aan de Preferente Aandeelhouders
Hierbij doet Unilever N.V. een openbaar bod in contanten op al haar Preferente Aandelen. Elke Preferente Aandeelhouder is uitgenodigd  om zijn Preferente Aandelen aan te bieden op de wijze, onder de voorwaarden en conform de bepalingen zoals opgenomen in dit Biedingsbericht. De Biedprijs per type Preferent Aandeel is als volgt:

Type aandeel	Biedprijs per Preferent Aandeel
6% Preferente Aandelen	EUR 806 (achthonderd en zes euro)
6% Preferente Onderaandelen	EUR 80,60 (tachtig euro en 60 cent)
7% Preferente Aandelen	EUR 940 (negenhonderd en veertig euro)
7% Preferente Onderaandelen	EUR 94 (vierennegentig euro)
7% Certificaten	EUR 94 (vierennegentig euro)

De Biedprijs is exclusief het gebruikelijke interim dividend op de Preferente Aandelen voor het financiële jaar 2011 (ex-dividend datum is 12 september 2011 en dividend record datum is 14 september 2011).

8.3 Dividend op Preferente Aandelen
Unilever N.V. is voornemens om op 3 oktober 2011 het gebruikelijke interim dividend uit te keren op de Preferente Aandelen voor het gehele financiële jaar 2011.

Type aandeel	Biedprijs per Preferent Aandeel
6% Preferente Aandelen	EUR 27,23 (zevenentwintig euro en 23 cent)
6% Preferente Onderaandelen	EUR 2,723 (twee euro en 72,3 cent)
7% Preferente Aandelen	EUR 31,76 (eenendertig euro en 76 cent)
7% Preferente Onderaandelen	EUR 3,176 (drie euro en 17,6 cent)
7% Certificaten	EUR 3,176 (drie euro en 17,6 cent)

8.4 Voorlopige agenda

Verwachte datum en tijd	Gebeurtenis
Dinsdag 20 september 2011 9:00 uur Amsterdamse tijd	Begin Aanmeldingstermijn
Dinsdag 18 oktober 2011 om 17:40 uur Amsterdamse tijd	Sluiting Aanmeldingstermijn Er is geen na-aanmeldingstermijn
Uiterlijk de derde (3e ) werkdag na Sluiting Aanmeldingstermijn, momenteel verwacht plaats te vinden op donderdag 20 oktober 2011	Gestanddoeningsdatum
Uiterlijk de vijfde (5e) werkdag na Gestanddoeningsdatum, momenteel verwacht plaats te vinden op maandag 24 oktober 2011	Overdrachts- en betaaldatum

8.5 Aanvaarding van het Bod
De wijze waarop een Preferente Aandeelhouder het Bod kan aanvaarden, is afhankelijk van de vorm van de Preferente Aandelen die de Preferente Aandeelhouder houdt. De aanvaardingsmethoden zijn uiteengezet in paragrafen 8.5.1, 8.5.2 en 8.5.3.

8.5.1 Preferente Aandelen gehouden op een effectenrekening bij een bank of effectenbemiddelaar
Houders van Preferente Aandelen die worden gehouden op een effectenrekening bij een financiële instelling (en dus direct of indirect bij een aangesloten instelling) wordt verzocht (hun) aanvaarding te melden bij hun bank of effectenbemiddelaar voor dinsdag 18 oktober 2011 om 17:40 uur Amsterdamse tijd. De betreffende bank of effectenbemiddelaar kan een eerdere einddatum vaststellen om de bank of effectenbemiddelaar in staat te stellen de aanvaarding tijdig te melden bij de Principal Tender Agent.

Aangesloten instellingen zoals omschreven in de Wft mogen hun Preferente Aandelen alleen aanbieden aan de Principal Tender Agent en uitsluitend op schriftelijke wijze. Op het moment van aanbieding van de Preferente Aandelen ter aanvaarding van het Bod dienen de aangesloten instellingen te verklaren dat (i) zij de aangeboden Preferente Aandelen houden in hun verzameldepot, (ii) iedere Preferente Aandeelhouder die het Bod aanvaardt onherroepelijk heeft verklaard en gegarandeerd dat de Preferente Aandelen die door hem zijn aangeboden, zijn aangeboden in overeenstemming met de verklaringen en garanties zoals neergelegd in paragraaf 3.6 (Representations and warranties by tendering Preference Shareholders), en (iii) wanneer het Bod is gestand gedaan zij zich verplichten tot overdracht van deze Preferente Aandelen aan de Bieder op de Overdrachts- en Betaaldatum.

8.5.2 Preferente Aandelen direct geregistreerd in het Aandeelhoudersregister
Houders waarvan de Preferente Aandelen direct zijn geregistreerd in het aandeelhoudersregister van Unilever N.V. die het Bod willen aanvaarden dienen een ingevuld en ondertekend Acceptatieformulier (Acceptance Form) op te sturen aan de Administrative Tender Agent. De Acceptatieformulieren dienen uiterlijk op dinsdag 18 oktober 2011 om 17.40 uur Amsterdamse tijd te zijn ontvangen door de Administrative Tender Agent. Acceptatieformulieren zijn beschikbaar op aanvraag bij de Administrative Tender Agent. Op basis van de informatie in het aandeelhoudersregister zal een brief met een Acceptatieformulier worden verzonden aan de geregistreerde Preferente Aandeelhouders.

8.5.3 Preferente Aandelen gehouden in de vorm van toonderstukken
Houders van Preferente Aandelen in de vorm van toonderstukken die het Bod willen aanvaarden dienen de toonderstukken samen met een ingevuld en ondertekend Aanbiedingsformulier (Submission Form) aan te leveren bij de Administrative Tender Agent per aangetekende post, per bode, per koerier of in persoon. De toonderstukken dienen – In overeenstemming met de voorwaarden onder het Bod – uiterlijk op dinsdag 18 oktober 2011 om 17.40 uur Amsterdamse tijd te zijn ontvangen door de Administrative Tender Agent. Aanbiedingsformulieren zijn beschikbaar op aanvraag bij de Administrative Tender Agent.

8.6 Overige voorwaarden
Hoofdstuk 3 van het Biedingsbericht bevat nadere bepalingen over de aanvaarding van het Bod, de voorwaarden voor gestanddoening van het Bod (paragraaf 3.8 (Offer Conditions)) en de verklaringen en garanties die de Preferente Aandeelhouder moet afgeven wanneer hij zijn Preferente Aandelen aanbiedt (paragraaf 3.6 (Representations and warranties by tendering Preference Shareholders)).

Unilever N.V. heeft de aanbieding van een minimaal aantal preferente Aandelen niet als voorwaarde gesteld voor gestanddoening van het Bod.

8.7 Gevolgen van het Bod
Preferente Aandeelhouders die hun Preferente Aandelen niet (allemaal) aanbieden, blijven rechthebbende met betrekking tot de niet aangeboden Preferente Aandelen.

Inkoop van Preferente Aandelen door Unilever N.V. kan, onder andere, het aantal Preferente Aandeelhouders verminderen, net zoals het aantal Preferente Aandelen dat openbaar verhandeld zou kunnen worden. De liquiditeit van de Preferente Aandelen die niet zijn aangeboden en niet door de Bieder worden gehouden kan daardoor negatief worden beïnvloed.

Unilever N.V. behoudt zich het recht voor om elke juridische actie te ondernemen die haar of elke andere entiteit binnen de Unilever Group, inclusief Unilever PLC, ter beschikking staat om 100% van de Preferente Aandelen te verkrijgen.

Unilever N.V. kan beslissen om de Preferente Aandelen die niet zijn aangeboden onder het Bod in de toekomst te verkrijgen onder voorwaarden die verschillen van de voorwaarden van dit Bod inclusief een hogere of lagere koopprijs en tegen betaling in contanten of anderszins.

8.8 Nederlandstalige definities

Aanbiedingsformulier
het formulier waarmee Preferente Aandeelhouders hun Preferente Aandelen kunnen aanbieden voor de situatie waarin de Preferente Aandelen gehouden worden in de vorm van individuele aandeelbewijzen aan toonder; dit formulier heet het Submission Form

Aanmeldingstermijn
de periode gedurende welke Preferente Aandeelhouders hun Preferente Aandelen kunnen aanbieden onder het Bod en die begint om 9:00 uur Amsterdamse tijd op dinsdag 20 september 2011 en die eindigt op Sluiting Aanmeldingstermijn; Acceptance Period

Acceptatieformulier
het formulier waarmee Preferente Aandeelhouders waarvan de Preferente Aandelen direct zijn geregistreerd in het aandeelhoudersregister van Unilever N.V. hun Preferente Aandelen kunnen aanbieden, dit formulier dient tevens als akte van levering voor de betreffende Preferente Aandelen; dit formulier heet het Acceptance Form

Bieder	Unilever N.V.; Offeror
Biedingsbericht	dit biedingsbericht (inclusief de Engelse tekst) met betrekking tot het Bod; Offer Memorandum
Biedprijs	de koopprijs voor alle of individuele Preferente Aandelen afhankelijk van de context; Offer Price
Bod	het bod zoals beschreven in dit Biedingsbericht; Offer
7% Certificaten	certificaten van de 7% Preferente Onderaandelen, uitgegeven door het Trust Office; 7% Depositary Receipts
Gestanddoeningsdatum	de datum waarop de Bieder publiekelijk aankondigt of hij het Bod wel of niet gestand doet, dit is niet later dan drie (3) werkdagen na Sluiting Aanmeldingstermijn; Unconditional Date
Overdrachts- en Betaaldatum
de datum waarop, overeenkomstig de voorwaarden en beperkingen van het Bod, de Preferente Aandelen moeten worden overgedragen aan de Bieder en de Bieder de Biedprijs zal betalen aan de Preferente Aandeelhouders voor elk Preferent Aandeel dat op geldige wijze is aangeboden (of op ongeldige wijze, indien door de Bieder afstand wordt gedaan van deze ongeldigheid) en geleverd, te weten uiterlijk de vijfde (5e) werkdag na de Gestanddoeningsdatum, onder de voorwaarde dat het Bod gestand is gedaan; Settlement Date

Preferente Aandeelhouders	houders van een of meer Preferente Aandelen; Preference Shareholders
Preferente Aandelen	de 6% Preferente Aandelen, 6% Preferente Onderaandelen, 7% Preferente Aandelen, 7% Preferente Onderaandelen en 7% Certificaten; Preference Shares
6% Preferente Aandelen	de 6% cumulatief preferente aandelen uitgegeven door Unilever N.V. met een nominale waarde van EUR 428,57 elk; 6% Preference Shares
6% Preferente Onderaandelen	de onderaandelen van de 6% Preferente Aandelen uitgegeven door Unilever N.V. die een nominale waarde vertegenwoordigen van EUR 42,86 elk; 6% Preference Sub Shares
7% Preferente Aandelen	de 7% cumulatief preferente aandelen uitgegeven door Unilever N.V. met een nominale waarde van EUR 428,57 elk; 7% Preference Shares
7% Preferente Onderaandelen	de onderaandelen van de 7% Preferente Aandelen uitgegeven door Unilever N.V. die een nominale waarde vertegenwoordigen van EUR 42,86 elk; 7% Preference Sub Shares
Sluiting Aanmeldingstermijn	de dag en tijd waarop het Bod afloopt, te weten 17:40 uur Amsterdamse tijd op dinsdag 18 oktober 2011; Acceptance Closing Date